Exhibit 99.3

S.R. Batliboi & Associates LLP Chartered Accountants	THE SKYVIEW 10 18th Floor, “NORTH LOBBY” Survey No. 83/1, Raidurgam Hyderabad - 500 032, India Tel : +91 40 6141 6000

Independent Auditor’s Review Report on the Quarterly and Year to Date Unaudited Consolidated Financial Results of the Company Pursuant to the Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended

Review Report to

The Board of Directors

Dr. Reddy’s Laboratories Limited

1.	We have reviewed the accompanying Statement of Unaudited Consolidated Financial Results of Dr. Reddy’s Laboratories Limited (the “Holding Company”) and its subsidiaries (the Holding Company and its subsidiaries together referred to as “the Group”), and its joint ventures for the quarter ended December 31, 2020 and year to date from April 01, 2020 to December 31, 2020 (the “Statement”) attached herewith, being submitted by the Holding Company pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (the “Listing Regulations”).

2.	This Statement, which is the responsibility of the Holding Company’s Management and approved by the Holding Company’s Board of Directors, has been prepared in accordance with the recognition and measurement principles laid down in Indian Accounting Standard 34, (Ind AS 34) “Interim Financial Reporting” prescribed under Section 133 of the Companies Act, 2013 as amended, read with relevant rules issued thereunder and other accounting principles generally accepted in India. Our responsibility is to express a conclusion on the Statement based on our review.

3.	We conducted our review of the Statement in accordance with the Standard on Review Engagements (SRE) 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Institute of Chartered Accountants of India. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the Statement is free of material misstatement. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

We also performed procedures in accordance with the Circular No. CIR/CFD/CMD1/44/2019 dated March 29, 2019 issued by the Securities and Exchange Board of India under Regulation 33(8) of the Listing Regulations, to the extent applicable.

4.	The Statement includes the results of the following entities:

S.No       Name of the Company

Subsidiaries:

1.	Aurigene Discovery Technologies Limited
2.	Cheminor Investments Limited
3.	Dr. Reddy’s Bio-Sciences Limited
4.	Dr. Reddy’s Farmaceutica Do Brasil Ltda.
5.	Dr. Reddy’s Laboratories SA
6.	Idea2Enterprises (India) Private Limited
7.	Imperial Credit Private Limited
8.	Industrias Quimicas Falcon de Mexico, S.A.de C.V.
9.	Reddy Antilles N.V. (till 02 November, 2019)

S.R. Batliboi & Associates LLP, a Limited Liability Partnership with LLP Identity No. AAB-4295

Regd. Office : 22, Camac Street, Block ‘B’, 3rd floor, Kolkata 700 016

S.R. Batliboi & Associates LLP Chartered Accountants

10.	Svaas Wellness Limited (formerly ‘Regkinetics Services Limited’ name changed effective December 18, 2020)
11.	Aurigene Discovery Technologies (Malaysia) SDN BHD
12.	Aurigene Discovery Technologies Inc.
13.	Aurigene Pharmaceutical Services Limited (from 16 September 2019)
14.	beta Institut gemeinnützige GmbH
15.	betapharm Arzneimittel GmbH
16.	Chirotech Technology Limited
17.	DRL Impex Limited
18.	Dr. Reddy’s Laboratories (Australia) Pty. Limited
19.	Dr. Reddy’s Laboratories Canada, Inc.
20.	Dr. Reddy’s Laboratories Chile SPA.
21.	Dr. Reddy’s Laboratories (EU) Limited
22.	Dr. Reddy’s Laboratories Inc.
23.	Dr. Reddy’s Laboratories Japan KK
24.	Dr. Reddy’s Laboratories Kazakhstan LLP
25.	Dr. Reddy’s Laboratories LLC
26.	Dr. Reddy’s Laboratories Louisiana LLC
27.	Dr. Reddy’s Laboratories Malaysia Sdn. Bhd.
28.	Dr. Reddy’s Laboratories New York, LLC
29.	Dr. Reddy’s Laboratories Philippines Inc.
30.	Dr. Reddy’s Laboratories (Proprietary) Limited
31.	Dr. Reddy’s Laboratories Romania S.R.L.
32.	Dr. Reddy’s Laboratories SAS
33.	Dr. Reddy’s Laboratories Taiwan Limited
34.	Dr. Reddy’s Laboratories (Thailand) Limited
35.	Dr. Reddy’s Laboratories (UK) Limited
36.	Dr. Reddy’s Research and Development B.V.
37.	Dr. Reddy’s Singapore PTE Limited (till 04 June, 2019)
38.	Dr. Reddy’s Srl
39.	Dr. Reddy’s New Zealand Limited
40.	Dr. Reddy’s (WUXI) Pharmaceutical Co. Limited
41.	Dr. Reddy’s Venezuela, C.A.
42.	Dr. Reddy’s Laboratories B.V. (Formerly Eurobridge Consulting B.V.)
43.	Lacock Holdings Limited
44.	OOO Dr. Reddy’s Laboratories Limited
45.	OOO DRS LLC
46.	Promius Pharma LLC
47.	Reddy Holding GmbH
48.	Reddy Netherlands B.V.
49.	Reddy Pharma Iberia SA
50.	Reddy Pharma Italia S.R.L
51.	Reddy Pharma SAS
52.	Dr. Reddy’s (Beijing) Pharmaceutical Co. Limited (from August 19, 2020)

Joint Ventures:

1.	DRANU LLC
2.	DRES Energy Private Limited
3.	Kunshan Rotam Reddy Pharmaceutical Company Limited

Other Consolidating entities:

1.	Cheminor Employees Welfare Trust
2.	Dr. Reddy’s Employees ESOS Trust
3.	Dr. Reddy’s Research Foundation

S.R. Batliboi & Associates LLP Chartered Accountants

5.	Based on our review conducted and procedures performed as stated in paragraph 3 nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with recognition and measurement principles laid down in the aforesaid Indian Accounting Standards (‘Ind AS’) specified under Section 133 of the Companies Act, 2013, as amended, read with relevant rules issued thereunder and other accounting principles generally accepted in India, has not disclosed the information required to be disclosed in terms of the Listing Regulations, including the manner in which it is to be disclosed, or that it contains any material misstatement.

For S.R. BATLIBOI & ASSOCIATES LLP

Chartered Accountants

ICAI Firm registration number: 101049W/E300004

per Navneet Rai Kabra Partner Membership No.: 102328

UDIN: 21102328AAAAAU4019

Hyderabad

January 29, 2021

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,
India.

CIN : L85195TG1984PLC004507

Tel      :+91 40 4900 2900

Fax     :+91 40 4900 2999

Email :mail@drreddys.com

www.drreddys.com

DR. REDDY’S LABORATORIES LIMITED

STATEMENT OF UNAUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE QUARTER AND NINE MONTHS ENDED 31 DECEMBER 2020

All amounts in Indian Rupees millions

		Quarter ended			Nine months ended		Year ended
Sl. No.	Particulars	31.12.2020	30.09.2020	31.12.2019	31.12.2020	31.12.2019	31.03.2020
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

1	Revenue from operations
	a) Net sales / income from operations	47,109	47,766	42,607	138,119	120,213	163,574
	b) License fees and service income	2,187	1,201	1,231	4,319	10,069	11,026
	c) Other operating income	123	142	133	355	399	570

	Total revenue from operations	49,419	49,109	43,971	142,793	130,681	175,170

2	Other income	705	512	673	2,088	5,470	6,206

3	Total income (1 + 2)	50,124	49,621	44,644	144,881	136,151	181,376

4	Expenses
	a) Cost of materials consumed	11,773	9,485	7,528	32,697	22,395	29,848
	b) Purchase of stock-in-trade	6,803	6,889	8,426	18,968	19,584	25,459
	c) Changes in inventories of finished goods, work-in-progress and stock-in-trade	(2,199)	(573)	(1,801)	(6,291)	(1,746)	237
	d) Employee benefits expense	9,157	9,488	8,377	27,369	25,247	33,802
	e) Depreciation and amortisation expense	3,112	3,165	2,869	9,200	8,890	11,631
	f) Impairment of non-current assets	5,972	781	13,200	6,753	16,760	16,767
	g) Finance costs	188	252	152	673	753	983
	h) Selling and other expenses	12,520	11,478	11,128	35,130	33,229	44,353
		-
	Total expenses	47,326	40,965	49,879	124,499	125,112	163,080

5	Profit / (loss) before tax and before share of equity accounted investees(3 - 4)	2,798	8,656	(5,235)	20,382	11,039	18,296

6	Share of profit of equity accounted investees, net of tax	151	73	176	301	456	561

7	Profit / (loss) before tax (5+6)	2,949	8,729	(5,059)	20,683	11,495	18,857

8	Tax expense / (benefit):
	a) Current tax	1,902	1,724	1,736	6,792	6,199	6,616
	b) Deferred tax	768	(713)	(1,411)	(52)	(7,153)	(8,019)

9	Net profit / (loss) after taxes and share of profit of associates (7 - 8)	279	7,718	(5,384)	13,943	12,449	20,260

10	Other comprehensive income
	a) (i) Items that will not be reclassified subsequently to profit or loss	2,803	(26)	(200)	2,984	(86)	(412)
	(ii) Income tax relating to items that will not be reclassified to profit or loss	-	-	-	-	-	(22)
	b) (i) Items that will be reclassified subsequently to profit or loss	930	258	606	1,919	563	(448)
	(ii) Income tax relating to items that will be reclassified to profit or loss	(1)	(138)	48	(295)	136	232
	Total other comprehensive income	3,732	94	454	4,608	613	(650)

11	Total comprehensive income (9 + 10)	4,011	7,812	(4,930)	18,551	13,062	19,610

12	Paid-up equity share capital (face value Rs. 5/- each)	831	831	831	831	831	831

13	Other equity						155,157

14	Earnings per equity share (face value Rs. 5/- each)

	Basic	1.68	46.54	(32.48)	84.07	75.11	122.22
	Diluted	1.67	46.40	(32.48)	83.83	74.97	121.99
		(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)

See accompanying notes to the financial results

DR. REDDY’S LABORATORIES LIMITED

Segment Information	All amounts in Indian Rupees millions
		Quarter ended			Nine months ended		Year ended
Sl. No.	Particulars	31.12.2020	30.09.2020	31.12.2019	31.12.2020	31.12.2019	31.03.2020
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	Segment wise revenue and results:
1	Segment revenue :
	a) Pharmaceutical Services and Active Ingredients	8,841	10,355	8,654	29,361	23,304	32,086
	b) Global Generics	40,778	39,882	35,956	115,752	101,804	138,264
	c) Proprietary Products	124	100	241	280	7,947	7,949
	d) Others	1,412	523	763	2,424	2,058	2,781
	Total	51,155	50,860	45,614	147,817	135,113	181,080
	Less: Inter-segment revenue	1,736	1,751	1,643	5,024	4,432	5,910
	Total revenue from operations	49,419	49,109	43,971	142,793	130,681	175,170

2	Segment results:
	Gross profit from each segment
	a) Pharmaceutical Services and Active Ingredients	1,776	2,292	2,079	6,927	4,169	6,219
	b) Global Generics	23,454	23,685	20,910	68,665	58,117	78,449
	c) Proprietary Products	100	88	246	244	7,751	7,744
	d) Others	1,211	352	492	1,880	1,184	1,626
	Total	26,541	26,417	23,727	77,716	71,221	94,038
	Less: Selling and other un-allocable expenditure/(income), net	23,592	17,688	28,786	57,033	59,726	75,181
	Total profit before tax	2,949	8,729	(5,059)	20,683	11,495	18,857

Global Generics includes operations of Biologics business. Inter-segment revenue represents sale from Pharmaceutical Services and Active Ingredients to Global Generics at cost.

Segmental Capital employed

As certain assets of the Company including manufacturing facilities, development facilities and treasury assets and liabilities are often deployed interchangeably across segments, it is impractical to allocate these assets and liabilities to each segment. Hence, the details for capital employed have not been disclosed in the above table.

Notes:

1	These results have been prepared in accordance with the Indian Accounting Standards (Ind AS) notified under Section 133 of the Companies Act, 2013, read with the Companies (Indian Accounting Standards) Rules 2015 as amended.

2	During the quarter ended 31 December 2020, there were significant changes to the market conditions for certain of the products forming part of Company’s Global Generics and Proprietary Products segments. The changes include the launch by competitor of generic version of the product, decrease in the market potential of products primarily due to higher than expected price erosion and increased competition, and higher than expected value erosion. Due to these adverse market developments, the Company recorded an impairment loss of:
- Rs. 3,180 million relating to Ethinyl estradiol / Ethenogestral vaginal ring (a generic equivalent to NuvaRing®);
- Rs. 1,587 million relating to Saxagliptin and metformin (generic version of Kombiglyze-XR) and Phentermine and Topiramate (generic version of Qsymia®); and
- Rs. 1,159 million relating to other intangible assets forming part of the Company’s Global Generics and Proprietary Products segments.
In addition, an amount of Rs. 46 million was recorded as impairment loss pertaining to property, plant and equipment on write-down of assets to fair value less costs to sell forming part of Company’s Global generics segment.

3	During the quarter ended 31 December 2020, the Company entered into a definitive agreement with Glenmark Pharmaceuticals Ltd. to acquire, certain brands in various Emerging Market countries for a total consideration of Rs. 1,516 million. The said transaction was accounted for as an acquisition of product related intangibles.

4	Impairment expense of Rs. 781 million for the quarter ended 30 September 2020 comprises of:
- Rs. 728 million pertaining to product related intangible forming part of Company’s Proprietary Segment due to decrease in the market potential for the product;
- Rs. 53 million pertaining to certain product related intangibles forming part of Company’s Global generics Segment due to Company’s decision to discontinue their further development.

5	Tax expense for the quarter ended 30 September 2020 includes benefit on account of recognition of deferred tax asset amounting to Rs. 1,012 million pursuant to a planned restructuring activity between the Group companies. The said restructuring activity was concluded during the quarter ended 31 December 2020.

6	On 10 June 2020, the Company completed the acquisition of select divisions of Wockhardt Limited’s branded generics business in India and the territories of Nepal, Sri Lanka, Bhutan and Maldives. The business comprises a portfolio of 62 brands in multiple therapy areas, such as respiratory, neurology, venous malformations, dennatology, gastroenterology, pain, and vaccines. This entire portfolio has been transferred to the Company, along with related sales and marketing teams, the manufacturing plant located in Baddi, Himachal Pradesh, and employees. During the quarter ended 30 September 2020, the Company completed the purchase price allocation. The fair value of consideration transferred is Rs.16,115 million. The Company recognised Rs. 373 million, Rs. 14,888 million and Rs. 530 million towards property, plant and equipment, intangible assets, and goodwill, respectively. The acquisition pertains to Company’s Global Generics segment.

7	“Revenue from operations” for the year ended 31 March 2020 includes an amount of Rs. 7,486 million (U.S.$108.7 million) towards license fee for selling US and select territory rights for ZEMBRACE® SYMTOUCH® (sumatriptan injection) 3 mg and TOSYMRA® (sumatriptan nasal spray) 10 mg, (formerly referred to as “DFN-02”) to Upsher-Smith Laboratories, LLC. The costs associated with this transaction are Rs. 328 million.

8	“Other income” for the year ended 31 March 2020 includes an amount of Rs. 3,457 million received from Celgene, pursuant to a settlement agreement entered in April 2019. The agreement effectively settles any claim the Company or its affiliates may have had for damages under section 8 of the Canadian Patented Medicines (Notice of Compliance) Regulations in regard to the Company’s ANDS for a generic version of REVLIMID brand capsules, (Lenalidomide) pending before Health Canada.

DR. REDDY’S LABORATORIES LIMITED

9	Total impairment charge for the year ended 31 March 2020 is Rs. 16,767 million, of which Rs. 11,137 million was towards impairment of gNuvaring, Rs. 4,385 million was towards ramelteon, tobramycin and imiquimod, and the balance is towards other product related intangibles forming part of Company’s Global generics and Proprietary Products segments.

10	Tax benefit for the year ended 31 March 2020 was primarily due to recognition of deferred tax asset of:
- Rs. 4,989 million towards MAT recoverable pursuant to enactment of Taxation Laws (Amendment) Act, 2019;
- Rs. 1,264 million pursuant to a planned restructuring activity between the group Companies.

11	The Code on Social Security, 2020 (‘Code’) received Presidential assent in September 2020. The Code has been published in the Gazette of India. However, the related final rules have not yet been issued and the date on which the Code will come into effect has not been notified. The Company will assess the impact of the Code and the rules thereunder when they come into effect.

12	On 22 October 2020, the Company experienced a cybersecurity incident related to ransomware. The Company could contain the incident in a timely fashion and has also ensured that all traces of the infection are completely cleaned from the network. All affected systems were restored and brought back to normalcy in the order of priority. Based on our forensic investigation, no evidence was found of any data breaches leading to personally identifiable information. Since then, the Company has also been focused on implementing significant improvements to its cyber and data security systems to safeguard from such risks in the future.

13	The Company continues to consider the impact of COVID-19 pandemic in assessing the recoverability of receivables, goodwill, intangible assets, and certain investments. For this purpose, the Company considered internal and external sources of information up to the date of approval of these financial results. The Company based on its judgements, estimates and assumptions including sensitivity analysis expects to fully recover the carrying amount of receivables, goodwill, intangible assets, investments and other assets.The Company will continue to closely monitor any material changes to future economic conditions.

14	The unaudited results were reviewed by the Audit Committee of the Board at their meeting held on 28 January 2021 and approved by the Board of Directors of the Company at their meeting held on 29 January 2021.

15	The results for the quarter and nine months ended 31 December 2020 were subject to a “Limited Review” by the Statutory Auditors of the Company. An unqualified report has been issued by them thereon.

By order of the Board

For Dr. Reddy’s Laboratories Limited

Place: Hyderabad	G V Prasad
Date: 29 January 2021	Co-Chairman & Managing Director